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                                                                     Exhibit G-4

STANDARD
& POOR'S

            Publication Date: 17-Jan-2002
            Reprinted from RatingsDirect

            News
            Pacific Gas & Electric Plans to Reorganize
            Analyst: David Bodek, New York (1) 212-438-7969


             NEW YORK (Standard & Poor's) Jan. 17, 2002--Standard & Poor's has
            furnished Pacific Gas & Electric Co. (PG&E; D/--/D) with preliminary ratings indications for the four companies that it has proposed to create to succeed PG&E when it emerges from bankruptcy. Although the confirmation and implementation of PG&E's proposed plan of reorganization hinges upon bankruptcy court confirmation and the receipt of several key regulatory approvals, Standard & Poor's has concluded that if the plan is implemented as proposed and within the contemplated time frame, each of the four companies to succeed PG&E is capable of achieving investment-grade ratings that are in the 'BBB' rating category.

            Standard & Poor's preliminary rating indications reflect the financial and operational forecasts underlying the plan and any material deviation from the proposed plan could result in a lower rating. A definitive ratings opinion will require additional assessment and a greater level of detailed analysis at the time that a plan is being implemented.

            A key element of the plan is the division of PG&E's operating activities among the four companies that will succeed it. Current PG&E operating activities, such as the generation and transmission of electricity and the transmission of natural gas, will be ceded to three limited liability companies. These three companies will be subsidiaries of a single holding company unrelated to the electric and gas distribution company that will succeed PG&E. A stand-alone company to be created as part of the reorganization will bear the PG&E name and will serve as a retail distributor of electricity and natural gas. This stand-alone company will be spun off from the existing parent corporation nd will remain regulated by the California Public Utilities Commission (CPUC). Bankruptcy court confirmation and FERC, SEC, and NRC approvals are necessary for these components of the plan to be implemented.

            The ability to achieve investment-grade ratings and the plan's overall efficacy are highly dependent on the strength of the cash flows of the successor companies and their associated capacity to issue debt. Together, the four companies are projected to issue about $9.5 billion of debt.

            Cash on hand, together with the debt to be issued by the four companies, is to be used to extinguish PG&E's existing obligations, including defaulted debt and trade obligations. Claims of PG&E's secured bondholders will be satisfied with cash. Unsecured bondholders claims will, for the most part, be discharged through combinations of cash and substitute debt obligations to be issued by the successor companies. Holders of the QUIDS deferrable subordinated indentures will only receive substitute debt obligations of the new generation company.

            The sound cash flows that PG&E is forecasting for the successor companies reflect a transfer of significant regulatory oversight to the FERC from the CPUC. In particular, the plan is founded upon the assumption that the newly created generation company will sell its output to the gas and electric distribution company at FERC-approved prices that are reflective of long-term fixed-price wholesale electric power contracts, rather than production costs, as sought by the state. The proposed power sales agreement between the generation company and the electric distribution company has been filed with the FERC and PG&E is seeking a determination from the FERC that the terms of the contract and the rates to be paid from the distribution company to the generation company are just and reasonable. A FERC finding that the proposed wholesale power rates are just and reasonable and CPUC action that facilitates the recovery of those costs through the electric and gas distribution utility's retail rates are critical to Standard & Poor's ability to ultimately assign investment-grade ratings to the successor companies.

            PG&E has already achieved some success in advancing its reorganization plan. The bankruptcy court has twice extended the exclusivity period in which the company can develop and garner support for its plan free from distractions created by plans submitted by others. However, as part of its second extension, the court has provided the CPUC with an opportunity to produce its own reorganization plan for PG&E.PG&E has also received support from key creditor representatives. Nevertheless, significant challenges remain. PG&E must establish that federal law can preempt numerous state laws and regulations that govern PG&E's operations so that PG&E can accomplish the transfer of operating assets from the CPUC-regulated utility to successor companies and shift a significant portion of regulatory oversight to the FERC from the CPUC. California officials have vigorously objected to these and other provisions of the plan proffered by PG&E. In addition to the need to clear these major hurdles, the plan contains myriad elements and assumptions that need to be realized without any material deviation that might erode projected cash flows and credit quality.

            The assignment of definitive investment-grade ratings to the successor companies by Standard & Poor's will depend on the ultimate outcome of the bankruptcy proceedings.

               This report was reproduced from Standard & Poor's RatingsDirect,
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               research from an organization that has been a leader in objective credit analysis for more than 140 years. To preview this dynamic on-line product, visit our RatingsDirect Web site at www.standardandpoors.com/ratingsdirect. Standard & Poor's.
               Setting The Standard.


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